For immediate release:

INDOSAT BOOKED NET INCOME OF Rp 2.0 TRILLION

OR GREW 45% IN 2007

In 2007, Indosat spent Rp. 11.9 trillion of its capital expenditure to build telecommunication networks in Indonesia

Indosat cellular customers was 24.5 million in 425 regencies & 3,150 districts

Indosat fixed wireless services were available in 29 cities and Indosat wireless broadband services 3.5G were available in 17 cities

Jakarta, 31 March 2008.  PT Indosat Tbk (“Indosat” or the “Company”) announced its audited consolidated financial statements for the year ended December 31, 2007 with comparative figures of 2006 and 2005. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

The Company recorded consolidated operating revenues and operating income for the Full Year of 2007 amounting to Rp16,488.5 billion and Rp4,519.6 billion or grew 34.7% and 33.0% respectively. The Company recorded net income of Rp2,042.0 billion in Full Year 2007 or grew 44.8% compared to Full Year 2006. Cellular, fixed data (multimedia, data communication and internet) services and fixed voice services contributed 77%, 13%, and 10% to consolidated operating revenues respectively. And cellular, fixed data and fixed voice operating revenues grew positively in 2007.

Financial Results Summary with Yearly Comparison

(for period ended 31 December 2007)

In Rp Billion	FY -2006	FY -2007	(%) Change
Operating Revenues	12,239.4	16,488.5	34.7%
Operating Expense	8,840.7	11,968.9	35.4%
Operating Income	3,398.7	4,519.6	33.0%
Other Income (Expenses)	(1,375.8)	(1,590.0)	-15.6%
Net Income	1,410.1	2,042.0	44.8%
EBITDA1)	7,051.9	8,714.8	23.6%
EPS (in Rp)	260.9	375.8	44.0%

1) EBITDA:  Earning before interest, tax, depreciation and amortization

Indosat has invested its capital expenditure to build telecommunication network all over Indonesia of amounted Rp11.9 trillion with 83.5% for cellular networks, Rp. 9.9 trillion.

As the consequences of our aggressive network roll out program, Indosat booked higher depreciation expenses and cost of services, while marketing expenses increased due to increase promotion and advertising. However Indosat is able to maintain its EBITDA margin of 57.7% in net revenue format or equal with 52.8% in gross revenue format.

With its prudent financial management, Indosat also could book gain on change in fair value of derivative-net of Rp. 68 billion in 2007 while Indosat booked lost of Rp. 439 billion in 2006. As of end 2007, Indosat debt was Rp16,692 billion with 67.4% in rupiah and 32.6% in USD while 28.4% in loans and 71.6% in bonds. Indosat has issued Indosat Bond V and Sukuk Ijarah II in 2007.

Operational Results Summary with Yearly Comparison.

(for period ended 31 December 2007)

Description	FY -2006	FY -2007	(%) Change
Cellular subscribers (million)	16.7	24.5	46.9%
FWA subscribers (thousand)	379	628	65.8%
BTS	7,221	10,760	49.0%

Indosat cellular revenues grew by 38.2% in Full Year 2007 compared to the same period of last year which is mainly driven by the increase of its cellular subscribers to 24.5 million subscribers or a total net add of 7.8 million subscriber from end of 2006. Prepaid customers using Mentari and IM3 products were 23.9 million or around 97.5% while postpaid customers using Matrix product were 599,991 or around 2.5% of total cellular customer based. Indosat cellular services are now available in 425 regencies and 3,150 districts. In 2007, Average Monthly Revenue per User (ARPU) Blended was Rp. 53,000 or decreased 12% due to increase of competition in cellular industry. While Indosat wireless broadband or Indosat 3.5G which offers customers with data communication speed up to 18 Mbps was now offered in 17 cities and in 2007 Indosat served 30 thousand customers.

Meanwhile, Indosat fixed data (multimedia, data communication and internet) services or MIDI services revenues also grew 14% from Rp1,902.6 billion in Full Year 2006 to Rp2,168.6 billion in Full Year 2007. The increase was primarily contributed by the growth of demand in internet, IPVPN services and leased lines. Indosat and its subsidiaries, PT Lintasarta and PT IM2, provide fixed data services for corporate and retail such as Indosat Corporate Solution, Internet and VPN.

Operating revenues from fixed voice services also increased from Rp1,109.3 billion to Rp1,567.4 billion or grew by 41.3% on a year-on-year basis due to increase demand of  international call services (IDD 001, IDD 008 and Flat Call 01016) especially from incoming traffic and increase demand of fixed wireless services (Star One). Indosat offers fixed wireless services in 29 cities and served 628 thousand customers in 2007.

In the Full Year 2007, Indosat added additional more than 3,500 BTSs nationwide, so that total BTS operated are now 10,760

“Indosat achievements in 2007 were contributed by the aim in filling the increasing demand for our three lines of businesses namely cellular, fixed data and fixed voice services and our prudent financial management. We would like to thank our customers for their loyalty and all stakeholders for supporting our activities. Entering its 41st years of operation, in 2008, we are committed to provide world class quality telecommunication services and more values for our customers as well as our stakeholders. Despite increasingly competition in the wireless industry, we are optimist to increase our consolidated revenue growth by at least 18% and cellular revenue growth by at least 20% in 2008, “said Johnny Swandi Sjam, President Director of Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.